UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of l934
                               (Amendment No. 4)*

                             GERBER SCIENTIFIC, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                              (Title of Securities)

                                    373730100
                                    ---------
                                 (CUSIP Number)

                        Sonia K. Gerber; David J. Gerber
                           c/o Gerber Scientific, Inc.
                  83 Gerber Road West, South Windsor, CT 06074
                                  (860)644-1551
              -----------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 August 21, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages
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CUSIP NO. 373730100                                                  Page 2 of 5


1.       Name of Reporting Persons S.S. or I.R.S. Identification No.


         Sonia K. Gerber
         David J. Gerber

2.       Check the Appropriate Box if a Member of a Group*

                                                              (a) /   /
                                                              (b) /   /

3.       SEC Use Only



4.       Source of Funds*   Not Applicable


5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                       /   /


6.       Citizenship or Place of Organization:

         Sonia K. Gerber - USA
         David J. Gerber - USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power
         Sonia K. Gerber                                        544,621
         David J. Gerber                                        571,416


8.       Shared Voting Power
         Sonia K. Gerber                                        905,444
         David J. Gerber                                        862,004

9.       Sole Dispositive Power

         Sonia K. Gerber                                        544,621
         David J. Gerber                                        571,416

10.      Shared Dispositive Power

         Sonia K. Gerber                                        905,444
         David J. Gerber                                        862,004

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Sonia K. Gerber                                      1,450,065
         David J. Gerber                                      1,433,420
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CUSIP NO. 373730100                                                  Page 3 of 5

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* Not Applicable


13.      Percent of Class Represented by Amount in Row (11)

         Sonia K. Gerber                                        6.57%
         David J. Gerber                                        6.50%

14.      Type of Reporting Person:    IN, IN

This amendment amends the Schedule 13D/A filed as of January 30, 1998 by the Estate of H. Joseph Gerber (the "Estate") and signed by Sonia K. Gerber, David
J. Gerber and Melisa T. Gerber. The Estate has been closed, and Melisa T. Gerber has separately announced termination of her filing obligations. This report is filed jointly by Sonia K. Gerber and David J. Gerber, who are the beneficial owners of remaining shares previously reported held by the Estate.

Item 1.  Security and Issuer

         This statement relates to the Common Stock, Par Value $1.00 of

                  Gerber Scientific, Inc.
                  83 Gerber Road West
                  South Windsor, Connecticut 06074

Item 2.  Identity and Background

         The following information is furnished with respect to Sonia K. Gerber and David J. Gerber, the persons filing this statement. Both of the Reporting Persons are citizens of the United States:

          (1) Sonia K. Gerber's address is c/o David J. Gerber at Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, CT 06074. Mrs. Gerber is not employed, and has not, during the last five (5) years, been convicted in any criminal proceeding nor has she, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (2) David J. Gerber's business address is c/o Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, Connecticut 06074. Mr. Gerber is the Vice President of Business Development and Technology Strategy and a Director of Gerber Scientific, Inc. Mr. Gerber has not, during the last five (5) years, been convicted in any criminal proceeding nor has he, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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CUSIP NO. 373730100                                                  Page 4 of 5

Item 3.  Source and Amount of Funds or Other Consideration:

 Not Applicable


Item 4.  Purpose of Transaction

         The purpose of this Amendment No. 4 is to reflect certain changes in the beneficial ownership of the Issuer's shares held by each of the Reporting Persons due to changes in trustees of certain trusts.


Item 5.  Interest in Securities of the Issuer

         Sonia K. Gerber beneficially owns an aggregate of 1,450,065 shares including 544,621 shares in her own name, 43,440 shares as co-trustee under trusts for the benefit of Melisa T. Gerber; 43,440 shares as co-trustee under trusts for the benefit of David J. Gerber; and 818,564 shares as a Trustee under a trust for her benefit. These shares aggregate approximately 6.57% of the Issuer's outstanding shares.

         David J. Gerber beneficially owns an aggregate of 1,433,420 shares, including 83,255 shares in his own name, options to purchase 46,101 shares which are exercisable within 60 days; 30,747 shares which are held in a trust established under the terms of the will of Bertha Gerber (under the terms of such trust, Sonia K. Gerber is the sole trustee but as the trustee she is obligated to follow the direction of the beneficiary, David J. Gerber, with respect to all matters relating to such shares including voting and the retention or sale of such securities); 853,560 shares as co-trustee under trusts for the benefit of Sonia K. Gerber; 43,440 shares as co-trustee of two trusts for the benefit of David J. Gerber and 376,317 shares as sole trustee of two trusts for the benefit of David J. Gerber. These shares aggregate approximately 6.50% of the Issuer's outstanding shares.

         Sonia K. Gerber has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of an aggregate of 544,621 shares and shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 905,444 shares.

         David J. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 571,416 shares including 46,101 exercisable options and 83,255 shares in his own name, 30,747 shares held in a trust established under the will of Bertha Gerber, 376,317 shares as sole trustee of two trusts for his benefit and 34,996 shares as sole trustee of a trust for the benefit of Sonia K. Gerber and shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 862,004 shares.

         No transactions in the Issuer's common stock were effected by either of the Reporting Persons during the past sixty days; on August 22, 2001, David J. Gerber resigned as a trustee of certain trusts for the benefit of his sister, Melisa T. Gerber, which trusts owned 419,757 shares. On August 21, 2001, Melisa
T. Gerber resigned as a trustee of certain trusts for the benefit of David J. Gerber, which trusts owned 419,757 shares.

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CUSIP NO. 373730100                                                  Page 5 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 4 and 5 above.


Item 7.  Material to be Filed as Exhibits.

         The agreement of the parties pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 is included under the heading "Signatures" below.


Signatures

         After reasonable inquiry and to the best knowledge of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.



Date:  September 30, 2001                       /s/ Sonia K. Gerber
                                                --------------------------------
                                                Sonia K. Gerber



                                                /s/ David J. Gerber
                                                --------------------------------
                                                David J. Gerber